Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-179667 November 5, 2012

Final Term Sheet

2.25% Senior Notes due 2017

3.75% Senior Notes due 2023

Issuer:	The Interpublic Group of Companies, Inc.

Size:	$300,000,000 for the 2017 Notes $500,000,000 for the 2023 Notes

Title of Securities:	2.25% Senior Notes due 2017 (the “2017 Notes”) 3.75% Senior Notes due 2023 (the “2023 Notes,” together with the 2017 Notes, the “Notes”)
Maturity Date:	November 15, 2017 for the 2017 Notes February 15, 2023 for the 2023 Notes

Coupon:	2.25% for the 2017 Notes 3.75% for the 2023 Notes

Reoffer Yield:	2.300% for the 2017 Notes 3.784% for the 2023 Notes

Trade Date:	November 5, 2012

Settlement Date:	November 8, 2012 (T+3)

Price to Public:	99.764% of principal amount for the 2017 Notes 99.699% of principal amount for the 2023 Notes

Spread to Benchmark Treasury:	T+ 160 basis points for the 2017 Notes T+ 210 basis points for the 2023 Notes
Benchmark Treasury:	0.750% due October 31, 2017 for the 2017 Notes 1.625% due August 15, 2022 for the 2023 Notes

Benchmark Treasury Price/Yield: Make-Whole Call:
100-07 ¾ / 0.700% for the 2017 Notes
99-15 / 1.684% for the 2023 Notes

At any time at a discount rate of Treasury plus 25 basis points for the 2017 Notes
At any time at a discount rate of Treasury plus 35 basis points for the 2023 Notes

Interest Payment Dates:	May 15 and November 15, beginning May 15, 2013 for the 2017 Notes August 15 and February 15, beginning August 15, 2013 for the 2023 Notes

Expected Ratings*: CUSIP/ISIN: Joint Book-Running Managers:
Baa3/Stable (Moody’s)
BB+/Positive (S&P)
BBB/Stable (Fitch)

460690 BJ8/ US460690BJ82 for the 2017 Notes
460690 BK5/ US460690BK55 for the 2023 Notes

Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
HSBC Securities (USA) Inc.
Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated
UBS Securities LLC

Co-Managers:	Goldman, Sachs & Co. ING Financial Markets LLC Lloyds Securities Inc. Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 212-834-4533, or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

*The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby.  The ratings may be subject to revision or withdrawal at any time by the assigning rating organization.  Each of the security ratings above should be evaluated independently of any other security rating.